Mail Stop 4561

July 17, 2008

Marc Benioff
Chairman and Chief Executive Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

  Re: salesforce.com, inc.
    Form 10-K for the Fiscal Year Ended January 31, 2008
    Filed February 29, 2008
    File No. 001-32224

    Definitive Proxy Statement on Schedule 14A
    Filed May 28, 2008
    File No. 001-32224

Dear Mr. Benioff:

  We have completed our review of the above filings and have no further comments at this time.

        Sincerely,

        Barbara C. Jacobs
        Assistant Director

cc: Via Facsimile (415) 901-8437
   David Schellhase
   Senior Vice-President and General Counsel